Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

The following communication was made available by Livongo Health, Inc. on LinkedIn on August 12, 2020.

Livongo 24,514 followers 4h''it's the ability to bring together the health and care side by creating unique consumer centric virtual care From the beginning, our mission has been to empower people with chronic conditions to live their best and hea..Say Hello To The Largest Virtual Care Company
Livongo it’s the ability to bring together the health and care side by creating unique consumer centric virtual care. From the beginning, our mission has been to empower people with chronic conditions to leave their best and head ….see more teladoc say hello to the largest virtual care company

The following communication was made available by Livongo Health, Inc. on Twitter on August 12, 2020.

Livongo @Livongo . 20s "its's the ability to bring together the health and care side by creating unique consumer centric virtual care," @Livongo CEO @zanemburke share with @Forbes's @ChaseFeiger. Full article: bit.ly/33y39PX @TeladocHealth more: bit.ly/2DnarLF Say Hello To The Largest Virtual Care Company forbes.com
It is the ability to bring together the health and care side by creating unique consumer centric virtual care,” @Livongo CEO @zanemburke shares with @Forbes’s @ ChaseFeiger, Full article: bit.ly/33y39PX @TeladocHealth More: bit.ly/2DnarLFSay Hello To The Largest Care Company forbes.com

Forbes

August 5, 2020

08:49pm EDT

Say Hello To The Largest Virtual Care Company: Telavongo, The $38 Billion Merger Between Teladoc And Livongo

An unprecedented event in digital health history has taken place: the merger of two of the largest publicly traded virtual care companies, Teladoc (NYSE: TDOC) and Livongo (NDAQ: LVGO), creating the market’s first full-stack virtual health company. Virtual health is a combination of virtual visits, remote patient monitoring, chatbots, algorithms, and analytics. Teladoc, the multi-billion dollar market leader in telemedicine, has agreed to purchase Livongo, the multi-billion dollar market leader in remote patient monitoring for $18.5 billion, creating the $38 billion entity. While many executives, investors, and analysts have shown excitement towards this new entity, the announcement has sent a ripple effect across regulators, health technology leaders, and early-stage investors.

With a global presence in more than 175 countries, 40 languages, category leadership across 100 virtual care clinical practice guidelines, and expansive clinical depth and breadth across more than 450 medical subspecialties, Teladoc has continued to dominate the telemedicine landscape within the public market. Livongo, which today has more than 410,000 members enrolled and over 700 million data points on its platform, is considered the market-leader among companies providing remote monitoring solutions driven through employer and payer distribution. With the explosion in telehealth over the past few months, prior to the merger announcement, Teladoc and Livongo surged to record highs after beating quarterly earnings. Each company continued to grow successfully as a result of the support and advancement in hardware and software technology for telemedicine and remote patient monitoring.

Interestingly, the public market does not yet acknowledge the benefit of the merger, with Teladoc and Livongo ending the trading day on August 5, 2020, 19.01% and 11.40% lower than the day before, respectively. “We were both at 52-week highs yesterday. What we are hearing from analysts and investors is that strategically the merger makes a lot of sense,” says David Sides, COO of Teladoc Health.

Zane Burke, CEO of Livongo explained this strategic decision will enable Livongo’s solution to expand to point of care, making the patient the ultimate winner of this merger. “It’s the ability to bring together the health and care side by creating unique consumer-centric virtual care. From the beginning, our mission has been to empower people with chronic conditions to live their best and healthiest lives. We recognize at many points of time, our members will interact with their physicians. A Livongo mission has been about meeting the member where they are in their life flow,” says Burke.

Sides sees the opportunity as equally synergistic for Teladoc. “If we can use Livongo’s technology to get better enrollment and engagement in our existing population, we will be able to beat competitors who do not have that capability. Likewise, if Livongo is optimized in such a way that they’re getting great outcomes for their patients, there comes a point where they are going to need to move into the practice of medicine where we are already,” says Sides.

Burke and Sides believe the combined Livongo and Teladoc entity will be able to more comprehensively tailor itself to the full-spectrum healthcare needs of the patient in a single consumer-oriented experience. “Livongo has a lot to bring to the table as it relates to the consumer experience, artificial intelligence, data science, and the one-to-many model we have. Teladoc has been effective at creating a unique experience in one-to-one interactions,” says Burke.

There are a number of examples of how Teladoc’s one-to-one solution can provide benefit to Livongo’s one-to-many solution. If there is a Livongo patient who has not yet gotten their Hemoglobin A1c down to a level that meets a patient’s goal, a patient could set up a Teladoc appointment with an endocrinologist that day to see how the patient’s medication regimen can be improved. “When you put Livongo and Teladoc together, there are some powerful things you can do more quickly, which before we might have done through a partnership more slowly,” says Sides.

There are a number of interesting cross-sell opportunities that sit immediately in front of the two companies. Even though Teladoc and Livongo are both market leaders, there is less than 25% overlap in Teladoc and Livongo commercial relationships across health plans, employers, and partnerships. With Livongo penetrating 30% of the Fortune 500 and Teladoc penetrating 40%, the combined Telavongo entity demonstrates a sizable revenue appreciation opportunity. “Livongo had a blowout second quarter, which got downplayed by the merger. When you look at our momentum along with the synergistic opportunities that lie in front of us with Teladoc, this merger is a no brainer,” says Burke. “For the revenue synergies, we are going to start cross-selling to our existing clients as early as next week,” says Sides.

With no current international clients for Livongo and Teladoc present in more than 175 countries, this merger creates unique opportunities for the company to grow its chronic disease management system more quickly overseas. “When we talk to our country leaders around the world, there is no concept of digital chronic disease management outside of the US. Where we have relationships with health plans and systems, we can help Livongo grow through the existing network Teladoc has in other countries,” says Sides.

When coupling the technological advancements in virtual care with the regulatory tailwinds, which have catalyzed market growth and adoption, it will cause any critic of the telehealth and remote patient monitoring markets to take a seat. “From a policy perspective, federal and state regulators are building a clear pathway for the use of telemedicine to create valid, meaningful doctor-patient relationships without an in-person exam,” says Nathaniel Lacktman, a Partner and Chair of law firm Foley & Lardner’s National Telemedicine & Digital Health Industry Team as well as Chair of the American Telemedicine Association (ATA) Business & Finance SIG and Member of the ATA Policy Council. According to Lacktman, the Center of Medicare & Medicaid (CMS) has taken bold steps to broadly allow and encourage the use of remote patient monitoring solutions among practitioners, something that will only be furthered by the White House’s recent executive order to create more pro-telehealth regulations.

“When Medicare covers a service, commercial and employer plans tend to follow. With CMS setting the stage for the use of remote patient monitoring services to patients with both acute and chronic care needs, technology companies can leverage the expertise of remote clinical staff while receiving a monthly payment for these services,” says Lacktman. The payment method for remote patient monitoring and chronic care management differ from how most other healthcare services are paid. While most are paid on a fee-for-service basis, remote patient monitoring and chronic care management are paid on a per patient, per month basis. This type of recurring revenue aligns with exactly how enterprise telehealth companies like to get paid. Even better, “Medicare has also said providers can couple remote patient monitoring with chronic care management services and get paid for both,” says Lacktman.

Many healthcare technology leaders see the synergistic opportunities that lie ahead for Livongo and Teladoc. According to John Halamka, MD, PhD, President of the Mayo Clinic Platform & former CIO of Harvard University’s Beth Israel Deaconess Medical Center, the combination of Teladoc (which acquired InTouch) and Livongo address all of these areas.

“I do believe that virtual health will be an ecosystem comprised of many companies—device/sensor manufacturers, interoperability platforms, AI/ML firms, and cloud service providers. Livongo/Teladoc will be an important part of the virtual health industry but they will be surrounded by many other supporting companies.” says Halamka.

While hospitals today are dealing with a lot of different point solutions, the purchase process can be greatly simplified as more consolidation happens across the market. “In the same way that Teladoc is a conduit for hospitals and physicians to go into the home and deliver care virtually, Livongo gives them the capacity to manage chronic conditions. For a hospital c-suite, this is a lot more attractive to deal with as opposed to coordinating the sales process and data across a variety of solutions, says Nisarg Patel, Resident Surgeon at UCSF.

With digital health venture funding reaching an all time high, the industry has a mixed set of responses to the merger. To the venture community, this merger provides further validation for the digital health market overall, which has grown from $300 million in venture funding invested in 2009 to $5.4 billion invested in the first half of 2020.

“Previously, there was skepticism around the category due to the lack of exits in digital health; however, we’ve seen 9 IPOs in the last 14 months, most of which have performed well in the public markets,” says Steve Kraus, Partner at Bessemer Venture Partners. Overall, there has been an explosion in the public market’s understanding and appreciation for the power of digital health to transform care. According to Kraus, while the table was set prior to COVID-19, it is obvious that COVID-19 has accelerated things dramatically. “While the combined market cap of Livongo and Teladoc prior to COVID-19 was $8 billion, today the combined market cap is $38 billion. There is not much which has changed about the fundamentals of these businesses or market sizes in that time; it is simply an acceleration of market adoption,” says Kraus.

In terms of how this merger will effect early-investments in the space, more funds will focus on and invest in digital health. As a result, there will be more capital invested in the category. “On the growth side, this merger could cause more growth-stage digital healthcare companies to go public over the next two years or raise large private funding rounds. Additionally, we may see other players, such as Optum, scoop up other competitive assets,” says Morgan Cheatham, Investor at Bessemer Venture Partners.

Overall, many early-stage investors are surprised by this transaction. “Livongo had clear market leadership in the employer and health plan market. We think the company had a real shot at becoming a $100 billion business by running the ‘digital hospital’ playbook. In some ways, the acquisition feels premature,” says Cheatham.

In terms of how this merger will effect future M&A opportunities in the future for the combined Teladoc and Livongo entity is left to be unseen. “This deal is a blessing and a curse for early-stage digital health companies. The combined entity is a formidable potential acquirer for many early-stage digital health companies, but new entrants to the market will also have to answer the question around ‘why can’t Telavongo build this?’, which will be difficult to answer, says Cheatham.

Teladoc and Livongo as a combined entity have enough capital on hand to think about how to acquire other point solutions. As such, in the future, this entity can be the single solution for a variety of chronic diseases through M&A. “We certainly get more capabilities with Livongo that are complimentary to the things that we do, which I believe will help us build more,” says Sides. An example would be through the InTouch Health network, which provides an integrated suite of technology, software, and purpose-built devices. Through Livongo, Teladoc will be able to add more solutions to better enable the transition from hospital to home care, while allowing providers to practice at the top of their license. This will help reduce the overall cost of care, while increasing the number of patients that can be treated.

“If there are new capabilities that we want to add to our platform that are time-sensitive, I can see us doing more acquisitions. With this integration and all of the opportunities that lie in front of us as a combined entity, we are going to be busy for awhile,” says Sides.

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Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc Health”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.